Mail Stop 3561

July 31, 2008

Mr. Albert Cervantes
Chief Financial Officer
Actiga Corp.
871 Marlborough Avenue, Suite 100
Riverside CA 92507

> **Re:** **Actiga Corp.**
> **Amendment No. 1 to Form 10-K for Fiscal Year**
> **Ended December 31, 2007**
> **Filed July 24, 2008**
> **File No. 0-52323**

Dear Mr. Cervantes:

We reviewed your filing and response letter dated July 24, 2008 to our comment letter dated July 21, 2008, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Given that you did not provide management's annual report on internal control over financial reporting in your annual report on Form 10-K filed April 1, 2008, tell us how you your Chief Executive Officer and Chief Financial Officer were able to conclude that your disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and regulations.

The report must be signed on your behalf by your principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors. Refer to Exchange Act Rule 12b-15 and general instruction D(2) of Form 10-K. Please amend the filing to conform to the signature requirements of Form 10-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief